UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date Examination completed:
811-05387			September 3, 2026

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Mutual Series Funds Franklin Mutual Beacon Fund Franklin Mutual Global Discovery Fund Franklin Mutual International Value Fund Franklin Mutual Quest Fund Franklin Mutual Shares Fund
4. Address of principal executive office: (number, street, city, state, zip code)

101 John F. Kennedy Parkway, Short Hills, NJ 07078

Independent Accountant’s Report

The Board of Trustees of Franklin Mutual Series Funds

We have examined management’s assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that Franklin Mutual Series Funds (the “Trust”) (comprising Franklin Mutual Beacon Fund, Franklin Mutual Global Discovery Fund, Franklin Mutual International Value, Franklin Mutual Quest, and Franklin Mutual Shares) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2025. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (“AICPA”). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of the Trust and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 – Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of December 31, 2025 and with respect to agreement of security purchases and sales or maturities, for the period from November 1, 2025 (the immediate date after our last examination) through December 31, 2025:

• Confirmation of all affiliated mutual fund shares held by Franklin Templeton Investor Services, Inc., (the “Transfer Agent”) in book entry form;

• Reconciliation of all such affiliated mutual fund shares to the books and records of the Trust; and

• Agreement of 25 affiliated mutual fund purchases and 25 affiliated mutual fund sales, since our last report, from the books and records of the Trust to the Transfer Agent confirmation and third-party bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with the specified requirements.
In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2025, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, MA

September 3, 2026

Franklin Templeton Services, LLC

3355 Data Drive, 2nd Floor

Rancho Cordova, CA 95670

Tel (800) 632.2350

Franklintempleton.com

Report of Management on Compliance with

Certain Provisions of the Investment Company Act of 1940

We, as members of management of Franklin Mutual Series Funds (“the Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies”, of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2025, and for the period from November 1, 2025, through December 31, 2025.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2025, and for the period from November 1, 2025 through December 31, 2025, with respect to securities reflected in the investment accounts of the Trust.

By: /s/JEFFREY W. WHITE

Jeffrey W. White
Chief Financial Officer, Chief Accounting Officer and Treasurer
Date: September 3, 2026

By: /s/CHRISTOPHER KINGS
Christopher Kings
Chief Executive Officer – Finance and Administration

Date: September 3, 2026

Appendix A: List of FMSF Funds

1. Franklin Mutual Beacon Fund

2. Franklin Mutual Global Discovery Fund

3. Franklin Mutual International Value Fund

4. Franklin Mutual Quest Fund

5. Franklin Mutual Shares Fund